Exhibit 99.1

Happy City Holdings Limited Announces Financial Results for the First Half of Fiscal Year 2026

HONG KONG, AUGUST 31, 2026 -- Happy City Holdings Limited (Nasdaq: HCHL) (the “Company”), an established all-you-can-eat hotpot restaurant operator in Hong Kong, today announced its unaudited financial results for the six months ended February 28, 2026 (the “First Half of Fiscal Year 2026”).

	For the six months ended
	February 28, 2026	February 28, 2025	February 29, 2024
	US$	US$	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Revenue	$2,321,605	$4,160,099	$3,437,904
Cost of revenue	(2,847,871)	(3,113,028)	(3,043,454)
Gross (loss) profit	(526,266)	1,047,071	394,450
Total operating expenses	(2,028,022)	(638,812)	(558,345)
(Loss) income from operations	(2,554,288)	408,259	(163,895)
Total other (expense) income, net	(64,529)	(100,999)	30,765
(Loss) income before income taxes	(2,618,817)	307,260	(133,130)
Income tax (expense) benefit	-	(22,272)	42,885
Net (loss) income	$(2,618,817)	$284,988	$(90,245)

●

Our revenue decreased by US$1,838,494 or 44.2%, from US$4,160,099 for the six months ended February 28, 2025 to US$2,321,605 for the six months ended February 28, 2026. Such decrease was mainly attributable to the decrease in customer demand as a result of the change in customers’ behavior towards dining options in Shenzhen due to competitive pricing and diverse options, which challenged Hong Kong’s overall catering industry during the six months ended February 28, 2026, as compared to the six months ended February 28, 2025.

Our revenue increased by US$722,195 or 21.0%, from US$3,437,904 for the six months ended February 29, 2024 to US$4,160,099 for the six months ended February 28, 2025. Such increase was mainly attributable to the upward adjustment in our selling price of our food in August 2024 and the opening of one new restaurant located in Kwun Tong during the six months ended February 28, 2025.

●	Our cost of revenue decreased by US$265,157, or 8.5%, from US$3,113,028 for the six months ended February 28, 2025 to US$2,847,871 for the six months ended February 28, 2026. This decrease was disproportionately lower than the 44.2% reduction in our revenue during the same period, which resulted in a gross loss of US$526,266 for the six months ended February 28, 2026, compared to a gross profit of US$1,047,071 for the six months ended February 28, 2025. The compression of our margins and the resulting gross loss were primarily driven by the following factors:

-	Our cost of food and beverages decreased by US$79,272 or 6.5%, from US$1,226,775 for the six months ended February 28, 2025 to US$1,147,503 for the six months ended February 28, 2026, failing to match the revenue contraction, which was attributable to competitive pricing in restaurants in Shenzhen and an inherent rise in ingredient spoilage due to unpredictable lower guest counts.

-	Our payroll and employee benefits expenses decreased by US$145,640 or 22.9%, from US$635,998 for the six months ended February 28, 2025 to US$490,358 for the six months ended February 28, 2026, failing to match the revenue contraction, which was mainly attributable to the operational requirement to maintain baseline headcount levels to service regular operating hours despite lower guest counts.

-	Our fixed and semi-fixed restaurant overheads, such as amortization of right-of-use assets, building management fees, utilities expenses and other overheads costs, remained relatively stable for the six months ended February 28, 2026 and 2025.

-	Our depreciation of property and equipment increased by US$43,886 or 15.0%, from US$292,208 for the six months ended February 28, 2025 to US$336,094 for the six months ended February 28, 2026, which was mainly due to increase in property and equipment associated with the Kwun Tong restaurant which opened in the prior period.

Our overall gross profit increased by US$652,621 or 165.5%, from US$394,450 for the six months ended February 29, 2024 to US$1,047,071 for the six months ended February 28, 2025. Our overall gross profit margin increased from 11.5% for the six months ended February 29, 2024 to 25.2% for the six months ended February 28, 2025. Such increase in our overall gross profit and gross profit margin was mainly attributable to (i) the increase in our revenue as a result of the upward adjustment in our selling price of our food in August 2024 and the opening of one new restaurant located in Kwun Tong during the six months ended February 28, 2025 as stated above; and (ii) our successful negotiation with our suppliers and also sourcing new suppliers which supply us with the same quality of food and beverages but at a reduced cost, which led our cost of food and beverages remained relatively stable for the six months ended February 28, 2025, as compared to the six months ended February 29, 2024.

●	We reported net loss of US$2,618,817 and US$90,245 for the six months ended February 28, 2026 and February 29, 2024 and net income of US$284,988 for the six months ended February 28, 2025.

Financial Results for the First Half of Fiscal Year 2026

Revenue

Our revenue is generated from providing food and beverage to customers in our restaurants located in North Point, Kwun Tong, Mong Kok and Tsuen Wan. The following table sets forth the breakdown of our revenue by location of our restaurants for the six months ended February 28, 2026 and 2025 and February 29, 2024, respectively:

	For the six months ended
	February 28, 2026	February 28, 2025	February 29, 2024
	US$	US$	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Revenue
North Point	$—	$1,259,198	$1,142,755
Kwun Tong	723,708	255,378	—
Mong Kok	951,664	1,608,812	1,480,107
Tsuen Wan	646,233	1,036,711	809,866
Others	—	—	5,176
Total revenue	$2,321,605	$4,160,099	$3,437,904

Our revenue decreased by US$1,838,494 or 44.2%, from US$4,160,099 for the six months ended February 28, 2025 to US$2,321,605 for the six months ended February 28, 2026. Such decrease was mainly attributable to the decrease in customer demand as a result of the change in customers’ behavior towards dining options in Shenzhen due to competitive pricing and diverse options, which challenged Hong Kong’s overall catering industry during the six months ended February 28, 2026, as compared to the six months ended February 28, 2025.

Our revenue increased by US$722,195 or 21.0%, from US$3,437,904 for the six months ended February 29, 2024 to US$4,160,099 for the six months ended February 28, 2025. Such increase was mainly attributable to the upward adjustment in our selling price of our food in August 2024 and the opening of one new restaurant located in Kwun Tong during the six months ended February 28, 2025.

Others represent the revenue recognized for the expiry of membership points in our loyalty program.

Cost of Revenue

Our cost of revenue consists of cost directly related to revenue generating activities, which primarily includes food and beverages cost, operating expenses for the hotpot restaurants, personnel-related compensation expenses, including salaries and related retirement benefit for operations personnel, and other cost directly related to the revenue.

The following table sets forth the breakdown of our cost of revenue for the six months ended February 28, 2026 and 2025 and February 29, 2024, respectively:

	For the six months ended
	February 28, 2026	February 28, 2025	February 29, 2024
	US$	US$	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Cost of revenue
Food and beverages	$1,147,503	$1,226,775	$1,225,912
Payroll and employee benefits expenses	490,358	635,998	671,321
Utilities expenses (restaurants)	99,263	101,913	92,437
Building management fee (restaurants)	184,305	218,497	182,325
Depreciation of property and equipment	336,094	292,208	274,221
Amortization of right-of-use assets	403,339	439,354	402,177
Others	187,009	198,283	195,061
Total cost of revenue	$2,847,871	$3,113,028	$3,043,454

Our cost of revenue decreased by US$265,157, or 8.5%, from US$3,113,028 for the six months ended February 28, 2025 to US$2,847,871 for the six months ended February 28, 2026.

Our cost of revenue remained relatively stable at US$3,113,028 and US$3,043,454 for the six months ended February 28, 2025 and February 29, 2024, respectively.

Food and Beverages

Our cost of food and beverages decreased by US$79,272 or 6.5%, from US$1,226,775 for the six months ended February 28, 2025 to US$1,147,503 for the six months ended February 28, 2026, which was mainly attributable to the decrease in purchase of food and beverages as a result of the decrease in customer demand as stated above during the six months ended February 28, 2026, as compared to the six months ended February 28, 2025.

Our cost of food and beverages remained relatively stable at US$1,226,775 and US$1,225,912 for the six months ended February 28, 2025 and February 29, 2024, respectively.

Payroll and Employee Benefits Expenses

Restaurant operation is highly service-oriented and labor-intensive. Payroll and employee benefits expenses of operation personnel, which primarily consisted of salaries and other allowances and retirement benefit scheme contributions of operation personnel.

Our payroll and employee benefits expenses decreased by US$145,640 or 22.9%, from US$635,998 for the six months ended February 28, 2025 to US$490,358 for the six months ended February 28, 2026, which was mainly attributable to decrease in number of operation personnel as a result of the decrease in customer demand as stated above during the six months ended February 28, 2026, as compared to the six months ended February 28, 2025.

Our payroll and employee benefits expenses remained relative stable at US$635,998 and US$671,321 for the six months ended February 28, 2025 and February 29, 2024, respectively.

Utilities Expenses (restaurants)

Our utilities expenses for our restaurants primarily consist of expenses incurred for electricity, gas and water utilities for the operation of the restaurants.

Our utilities expenses for restaurant remained relatively stable at US$99,263 and US$101,913 for the six months ended February 28, 2026 and 2025, respectively.

Our utilities expenses for restaurant remained relatively stable at US$101,913 and US$92,437 for the six months ended February 28, 2025 and February 29, 2024, respectively.

Building Management Fee (restaurants)

Our building management fee for our restaurants decreased by US$34,192 or 15.7%, from US$218,497 for the six months ended February 28, 2025 to US$184,305 for the six months ended February 28, 2026. Such decrease was mainly attributable to the closure of our restaurant located in North Point in March 2025.

Our building management fee for our restaurants increased by US$36,172 or 19.8%, from US$182,325 for the six months ended February 29, 2024 to US$218,497 for the six months ended February 28, 2025. Such increase was mainly attributable to the addition of one new restaurant located in Kwun Tong during the six months ended February 28, 2025.

Depreciation of Property and Equipment

Our depreciation of property and equipment increased by US$43,886 or 15.0%, from US$292,208 for the six months ended February 28, 2025 to US$336,094 for the six months ended February 28, 2026, which was mainly due to increase in property and equipment associated with the Kwun Tong restaurant which opened in the prior period.

Our depreciation of property and equipment for the operation of our restaurant remained relatively stable at US$292,208 and US$274,221 for the six months ended February 28, 2025 and February 29, 2024, respectively.

Amortization of right-of-use assets

Our amortization of right-of-use assets for the operation of our restaurant decreased by US$36,015 or 8.2%, from US$439,354 for the six months ended February 28, 2025 to US$403,339 for the six months ended February 28, 2026. Such decrease was mainly attributable to the closure of our restaurant located in North Point in March 2025.

Our amortization of right-of-use assets for the operation of our restaurant increased by US$37,177 or 9.2%, from US$402,177 for the six months ended February 29, 2024 to US$439,354 for the six months ended February 28, 2025. Such increase was mainly attributable to the addition of one operating lease for our new restaurant located in Kwun Tong during the six months ended February 28, 2025.

Other Expenses

Our other expenses mainly represent repair and maintenance expenses, cleaning expenses, consumable expenses and sundry expenses incurred in the ordinary course of operation of our restaurants.

Our other expenses remained relatively stable at US$187,009 and US$198,283 for the six months ended February 28, 2026 and 2025, respectively.

Our other expenses remained relatively stable at US$198,283 and US$195,061 for the six months ended February 28, 2025 and February 29, 2024, respectively.

Gross (Loss) Profit and Gross (Loss) Profit Margin

The following table sets forth the breakdown of our gross (loss) profit and gross (loss) profit margin for the six months ended February 28, 2026 and 2025 and February 29, 2024, respectively:

	For the six months ended
	February 28, 2026	February 28, 2025	February 29, 2024
	US$	US$	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Overall gross (loss) profit	$(526,266)	$1,047,071	$394,450
Overall gross (loss) profit margin	(22.7)%	25.2%	11.5%

Our cost of revenue decreased by US$265,157, or 8.5%, from US$3,113,028 for the six months ended February 28, 2025 to US$2,847,871 for the six months ended February 28, 2026. This decrease was disproportionately lower than the 44.2% reduction in our revenue during the same period, which resulted in a gross loss of US$526,266 for the six months ended February 28, 2026, compared to a gross profit of US$1,047,071 for the six months ended February 28, 2025. The compression of our margins and the resulting gross loss were primarily driven by the following factors:

-	Our cost of food and beverages decreased by US$79,272 or 6.5%, from US$1,226,775 for the six months ended February 28, 2025 to US$1,147,503 for the six months ended February 28, 2026, failing to match the revenue contraction, which was attributable to competitive pricing in restaurants in Shenzhen and an inherent rise in ingredient spoilage due to unpredictable lower guest counts.

-	Our payroll and employee benefits expenses decreased by US$145,640 or 22.9%, from US$635,998 for the six months ended February 28, 2025 to US$490,358 for the six months ended February 28, 2026, failing to match the revenue contraction, which was mainly attributable to the operational requirement to maintain baseline headcount levels to service regular operating hours despite lower guest counts.

-	Our fixed and semi-fixed restaurant overheads, such as amortization of right-of-use assets, building management fees, utilities expenses and other overheads costs, remained relatively stable for the six months ended February 28, 2026 and 2025.

-	Our depreciation of property and equipment increased by US$43,886 or 15.0%, from US$292,208 for the six months ended February 28, 2025 to US$336,094 for the six months ended February 28, 2026, which was mainly due to increase in property and equipment associated with the Kwun Tong restaurant which opened in the prior period.

Our overall gross profit increased by US$652,621 or 165.5%, from US$394,450 for the six months ended February 29, 2024 to US$1,047,071 for the six months ended February 28, 2025. Our overall gross profit margin increased from 11.5% for the six months ended February 29, 2024 to 25.2% for the six months ended February 28, 2025. Such increase in our overall gross profit and gross profit margin was mainly attributable to (i) the increase in our revenue as a result of the upward adjustment in our selling price of our food in August 2024 and the opening of one new restaurant located in Kwun Tong during the six months ended February 28, 2025 as stated above; and (ii) our successful negotiation with our suppliers and also sourcing new suppliers which supply us with the same quality of food and beverages but at a reduced cost, which led our cost of food and beverages remained relatively stable for the six months ended February 28, 2025, as compared to the six months ended February 29, 2024.

Operating Expenses

Selling and Marketing Expenses

Our selling and marketing expenses mainly represented the advertising and promotion expenses incurred to promote our brand image and awareness.

Our selling and marketing expenses increased by US$59,407 or 87.3%, from US$68,021 for the six months ended February 28, 2025 to US$127,428 for the six months ended February 28, 2026. Such increase was mainly attributable to the increase in marketing expenses we incurred to advertise our restaurants during the six months ended February 28, 2026, as compared to the six months ended February 28, 2025.

Our selling and marketing expenses decreased by US$19,630 or 22.4%, from US$87,651 for the six months ended February 29, 2024 to US$68,021 for the six months ended February 28, 2025. Such decrease was mainly attributable to the decrease in marketing expenses we incurred to advertise our brand and restaurants during the six months ended February 28, 2025, as compared to the six months ended February 29, 2024.

Employee Compensation and Benefits

Our employee compensation and benefits under operating expenses primarily consisted of salaries and other allowances and retirement benefit scheme contributions for management and administrative personnel.

Our employee compensation and benefits for our management and administrative personnel increased by US$411,311 or 269.1%, from US$152,855 for the six months ended February 28, 2025 to US$564,166 for the six months ended February 28, 2026. Such increase was mainly attributable to the increase in bonus paid to our employees during the six months ended February 28, 2026, as compared to the six months ended February 28, 2025.

Our employee compensation and benefits for our management and administrative personnel remained relatively stable at US$152,855 and US$143,597 for the six months ended February 28, 2025 and February 29, 2024, respectively.

Other General and Administrative Expenses

Our other general and administrative expenses, including other general and administrative expenses to our third parties and our related parties, primarily consisted of bank and credit card charges, office expenses, legal and professional fee, travelling expenses, entertainment expenses, etc.

Our other general and administrative expenses increased by US$918,492 or 219.8%, from US$417,936 for the six months ended February 28, 2025 to US$1,336,428 for the six months ended February 28, 2026. Such increase was mainly attributable to the increase in professional fee such as audit, legal and consulting service expenses we incurred for being a publicly traded company in the United States during the six months ended February 28, 2026, as compared to the six months ended February 28, 2025.

Our other general and administrative expenses remained relatively stable at US$417,936 and US$327,097 for the six months ended February 28, 2025 and February 29, 2024, respectively.

Other Income (Expense)

Other Income

Our other income includes other income received from the third parties and other income received from our related parties. Our other income received from the third parties primarily consists of bank interest income and gain from the short-term investment. Our other income received from our related parties mainly consists of manpower support income received from our replated parties, which we have provided our manpower resources for our related parties, and others.

Our total other income increased by US$41,042 or 677.4%, from US$6,059 for the six months ended February 28, 2025 to US$47,101 for the six months ended February 28, 2026, which was mainly attributable to the increase in interest income we received as a result of the increase in cash and cash equivalents after we received the net proceeds from the initial public offering in June 2025 and the increase in gain from the short-term investment during the six months ended February 28, 2026, as compared to the six months ended February 28, 2025.

Our total other income decreased by US$110,156 or 94.8%, from US$116,215 for the six months ended February 29, 2024 to US$6,059 for the six months ended February 28, 2025, which was mainly attributable to the decrease in manpower support income received from our related parties by US$84,063 for the six months ended February 28, 2025.

Interest Expenses

Our interest expenses primarily comprised interest on bank borrowings, which amounted to US$111,630, US$107,058 and US$85,450 for the six months ended February 28, 2026 and 2025 and February 29, 2024, respectively.

Net (Loss) Income

As a result of the foregoing, we reported net loss of US$2,618,817 and US$90,245 for the six months ended February 28, 2026 and February 29, 2024 and net income of US$284,988 for the six months ended February 28, 2025.

Cash Flow

The following table summarizes our cash flows for the six months ended February 28, 2026 and 2025 and February 29, 2024.

	For the six months ended
	February 28, 2026	February 28, 2025	February 29, 2024
	US$	US$	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Net cash (used in) provided by operating activities	$(2,105,151)	$212,592	$592,859
Net cash used in investing activities	(2,798)	(794,013)	(581,617)
Net cash provided by (used in) financing activities	2,889,424	(1,016,471)	315,682
Effect on exchange rate change on cash and cash equivalents	(31,829)	27,399	(31,259)

Net increase (decrease) in cash and cash equivalents	749,646	(1,570,493)	295,665
Cash and cash equivalents at the beginning of the period	3,369,647	2,935,971	184,738
Cash and cash equivalents at the end of the period	4,119,293	1,365,478	480,403

Operating activities

Our cash flows generated from operating activities was principally generated from the receipts from our restaurant operations, while our cash used in operating activities was principally used for payments for purchases of food ingredients and beverages, staff costs, property rentals and other operating expenses incurred for our business operations.

Our net cash used in operating activities amounted to US$2,105,151 for the six months ended February 28, 2026, mainly derived from (i) the net loss for the period of US$2,618,817; and (ii) the payment of our lease for our operations of US$541,067 for the six months ended February 28, 2026, which was partially offset by (i) various non-cash items of US$719,044, such as depreciation on property and equipment, amortization of right-of-use assets and gain on short-term investment; and (ii) the increase in accounts payable, accruals and other liabilities of US$381,379 due to certain rental expenses which were not yet paid at the end of the six months ended February 28, 2026, as compared to the fiscal year ended August 31, 2025.

Our cash flows generated from operating activities was principally generated from the receipts from our restaurant operations, while our cash used in operating activities was principally used for payments for purchases of food ingredients and beverages, staff costs, property rentals and other operating expenses incurred for our business operations. Our net cash provided by operating activities amounted to US$212,592 for the six months ended February 28, 2025, mainly derived from (i) the net income for the period of US$284,988; and (ii) various non-cash items of US$731,562, such as depreciation on property and equipment and amortization of right-of-use assets, which was partially offset by (i) the increase in prepaid expenses, rental deposit and other receivables of US$248,190 as a result of the additional rental deposits paid for the lease for our newly opened restaurant located in Kwun Tong during the six months ended February 28, 2025; and (ii) the payment of our lease for our operations of US$498,303 for the six months ended February 28, 2025.

Our net cash provided by operating activities amounted to US$592,859 for the six months ended February 29, 2024, mainly derived from (i) various non-cash items of US$676,398, such as depreciation on property and equipment and amortization of right-of-use assets; and (ii) the increase in accounts payable, accruals and other liabilities of US$536,631 due to more billings from our suppliers on the purchase closer to the end of the six months ended February 29, 2024, as compared to the fiscal year ended August 31, 2023, which was partially offset by (i) the net loss for the period of US$90,245; and (ii) the payment of our lease for our operations of US$376,658 for the six months ended February 29, 2024.

Investing activities

Our net cash used in investing activities was US$2,798 for the six months ended February 28, 2026, mainly attributable to the purchase of property and equipment of $5,457 and short-term investment of $137,072, which was partially offset by the proceeds from sales of short-term investment of $139,731 during the six months ended February 28, 2026.

Our net cash used in investing activities was US$794,013 for the six months ended February 28, 2025, mainly attributable to the prepayment for decoration and property and equipment for our newly opened restaurant located in Kwun Tong.

Our net cash used in investing activities was US$581,617 for the six months ended February 29, 2024, mainly attributable to the purchase of property and equipment.

Financing activities

Our net cash provided by financing activities was US$2,889,424 for the six months ended February 28, 2026, mainly attributable to (i) the net proceeds from share issuance of US$2,956,800; and (ii) the advance from director of US$106,512, which was partially offset by (i) the repayment of bank borrowings of US$105,031; and (ii) the repayment to director of US$68,857.

Our net cash used in financing activities was US$1,016,471 for the six months ended February 28, 2025, mainly attributable to (i) the repayment of bank borrowings of US$228,620; (ii) the payments of offering costs related to the initial public offering of US$566,466; and (iii) the net repayment to a director of US$356,388.

Our net cash provided by financing activities was US$315,682 for the six months ended February 29, 2024, mainly attributable to (i) the proceeds from bank borrowings of US$224,196; and (ii) the net advance from a director of US$91,486.

Recent Events

On April 21, 2026, the Company entered into a Standby Equity Purchase Agreement (the “SEPA”) with YA II PN, Ltd. (the “Investor”), whereby the Company shall have the right, but not the obligation, to issue to the Investor, and the Investor shall have the obligation to subscribe for, Company’s Class A ordinary shares of no par value (the “Class A Ordinary Shares”), for an aggregate subscription amount of up to $20 million (the “Commitment Amount”), over the course of 36 months after the date of the SEPA upon notice from the Company from time to time (each such occurrence, an “Advance”), subject to the restrictions and satisfaction of the conditions in the SEPA. As at the date of this announcement, 72,401 Class A Ordinary Shares were issued to the Investor under the SEPA.

On May 31, 2026 and July 11, 2026, the Company’s restaurants located in Kwun Tong and Mong Kok ceased operations due to sustained operating losses, respectively, and management has evaluated the impact of these events on the Company’s financial position and results of operations. Management has determined that the closure represents a non-adjusting subsequent event under applicable accounting standards. Accordingly, no adjustments have been made to the unaudited condensed consolidated financial statements as of and for the six months ended February 28, 2026. The Company does not expect the closure to have a material adverse effect on its overall financial condition or liquidity.

On August 14, 2026, the Company entered into a share purchase agreement with the shareholders (collectively, the “Vendors”) of Wing Shing International Consultancy Limited, a company incorporated under the laws of Hong Kong (the “Target”). Pursuant to the Agreement, the Company agreed to purchase, and the Vendors agreed to sell, the entire issued share capital of the Target (the “Sale Shares”). In consideration for the Sale Shares, the Company will issue an aggregate of 1,312,487 Class A Ordinary Shares (the “Consideration Shares”) at an issue price of US$1.98 per Class A Ordinary Share, representing an aggregate consideration of US$2,598,726 (the “Acquisition”).

About Happy City Holdings Limited

We operate all-you-can-eat hotpot restaurants and specialize in Thai Hotpot under the brand name “Thai Pot (泰金鍋)” in Hong Kong. As of the date of this announcement, we operate one restaurant located in Tsuen Wan in the New Territories. We have been in the restaurant services industry in Hong Kong for over 5 years. We primarily compete in the Hong Kong hotpot restaurant market. We are also a catering management services provider, which operates various subcontracted canteens and restaurants, and provides the end-to-end planning, preparation, and execution of food and beverage operations for private events, corporate offices, and institutional venues to its customers.

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Without limiting the generality of the foregoing, words such as “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate” or “continue” or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements are not guarantee of future performance and are subject to certain risks, uncertainties, and assumptions that are difficult to predict and many of which are beyond the control of the Company. Actual results may differ from those projected in the forward-looking statements due to risks and uncertainties, as well as other risk factors that are included in the Company’s filings with the U.S. Securities and Exchange Commission. Although the Company believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that their objectives or plans will be achieved. The Company does not undertake any obligation to revise the forward-looking statements contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contacts

Happy City Holdings Limited
Investor Relations
Email: info@happycitys.com